# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vista Credit Strategic Lending Corp., CIK 0001919369
CUSIP: U9224Y103
Title of class of securities: Class I Common Stock, $0.01 par value
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Date of event which requires filing of this statement: 02/21/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-116803
Filed by CIK 0002095439

## Reporting persons
- Citibank Korea Inc. as trustee of Samsung Vista Credit BDC Private Investment No. 1: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 2,679,765.01; shared voting power 0; sole dispositive power 2,679,765.01; shared dispositive power 0; aggregate amount beneficially owned 2,679,765.01 (5.5% of the class)
  Comment: The percentage ownership information contained in Item 11 is based on 49,068,516.216 shares of Class I Common Stock of the Issuer outstanding as of February 2, 2026, based on information received from the Issuer.

## Item 1. Issuer
Name of issuer: Vista Credit Strategic Lending Corp.
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, NY 10001

## Item 2. Person Filing
Name of person filing: Citibank Korea Inc. as trustee of Samsung Vista Credit BDC Private Investment No. 1
Address of principal business office or, if none, residence: 50 Saemunan-ro, Jongno-gu, Seoul, 03184 Republic of Korea
Citizenship: Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,679,765.018
Percent of class: 5.5
Sole power to vote or to direct the vote: 2,679,765.018
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,679,765.018
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Citibank Korea Inc. as trustee of Samsung Vista Credit BDC Private Investment No. 1: /s/ Sung-Wook Han, Sung-Wook Han, Director (03/05/2026)